UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(check one): [_] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q
             [_] Form 10-D [_] Form N-SAR [_] Form N-CSR

     For Period Ended: September 30, 2008
     [_] Transition Report on Form 10-K
     [_] Transition Report on Form 20-F
     [_] Transition Report on Form 11-K
     [_] Transition Report on Form 10-Q
     [_] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Organitech USA, Inc.

Former Name if Applicable: Triangle Inc.

Address of Principal Executive Office (Street and Number): Yoqneam Industrial Area, P.O. Box 700, City, State and Zip Code: Yoqneam 20692, Israel

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Company could not complete its filing on Form 10-Q for the period ended September 30, 2008 due to a delay in obtaining and compiling financial and other information required to be included in the Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense. The Company believes that it will be able to obtain such information and file its quarterly report on Form 10-Q no later than November 19, 2008.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Rachel Bennun                    972-4                        993-5840
    -------------                 -----------                 ------------------
       (Name)                     (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                               Yes [X]     No [_]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               Yes [_]     No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                              Organitech USA, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2008                             By: /s/ Rachel Bennun
                                                    ----------------------------
                                                    Rachel Bennun, CEO


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